February 14, 2025

Marilu Brassington
Interim Chief Accounting Officer
Scepter Holdings, Inc. NV
2278 Monitor St
Dallas, Texas 75207

       Re: Scepter Holdings, Inc. NV
           Registration Statement on Form 10-12G
           Filed September 18, 2024
           File No. 000-56689
Dear Marilu Brassington:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Steven Davis